UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 14)*

SPRINT CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

85207 U 10 5

(CUSIP Number)

Kenneth A. Siegel, Esq. Morrison & Foerster LLP Shin-Marunouchi Building, 29th Floor 5-1, Marunouchi 1-Chome Chiyoda-ku, Tokyo, 100-6529 Japan 011-81-3-3214-6522	Brandon Parris, Esq. Morrison & Foerster LLP 425 Market Street San Francisco, CA 94105-2482 (415) 268-7000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 20, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 85207 U 10 5

1	Name of Reporting Persons SoftBank Group Corp.
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds WC, BK
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Japan
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 3,445,374,483 (1)(2)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,445,374,483 (1)(2)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,445,374,483 (1)(2)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 83.80% (2)(3)
14	Type of Reporting Person HC, CO

(1)

Such figure includes 3,131,105,447 shares of common stock, par value $0.01 per share (the “Sprint Common Stock”), of Sprint Corporation (“Sprint”) held directly by Starburst I, Inc. (“Starburst”) and 314,269,036 shares of Sprint Common Stock held directly by Galaxy Investment Holdings, Inc. (“Galaxy”), both of which are wholly owned indirect subsidiaries of SoftBank Group Corp. (“SoftBank”), as discussed further herein.

(2)

As more fully described in the responses to Items 4 through 6 of this Schedule 13D, SoftBank, Starburst and Galaxy (collectively, the “Reporting Persons”) may be deemed to be members of a “group” under Section 13(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) by virtue of SoftBank’s ownership of Starburst and Galaxy.

(3)

Percentage of class that may be deemed to be beneficially owned by SoftBank is based on the 4,111,432,945 outstanding shares of Sprint Common Stock as set forth in Sprint’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission (the “Commission”) on January 24, 2020.

CUSIP No. 85207 U 10 5

1	Name of Reporting Persons Starburst I, Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 3,131,105,447 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,131,105,447 (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,131,105,447 (1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 76.16% (1)(2)
14	Type of Reporting Person HC, CO

(1)

As more fully described in the responses to Items 4 through 6 of this Schedule 13D, the Reporting Persons may be deemed to be members of a “group” under Section 13(d) of the Exchange Act by virtue of SoftBank’s ownership of Starburst and Galaxy. Starburst expressly disclaims beneficial ownership with respect to the shares of Sprint Common Stock deemed to be beneficially owned by SoftBank and Galaxy, except to the extent of Starburst’s direct pecuniary interest in the shares of Sprint Common Stock directly beneficially owned by Starburst.

(2)

Percentage of class that may be deemed to be beneficially owned by SoftBank is based on the 4,111,432,945 outstanding shares of Sprint Common Stock as set forth in Sprint’s Quarterly Report on Form 10-Q, filed with the Commission on January 24, 2020.

CUSIP No. 85207 U 10 5

1	Name of Reporting Persons Galaxy Investment Holdings, Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 314,269,036 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 314,269,036 (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 314,269,036 (1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 7.64% (2)
14	Type of Reporting Person HC, CO

(1)

As more fully described in the responses to Items 4 through 6 of this Schedule 13D, the Reporting Persons may be deemed to be members of a “group” under Section 13(d) of the Exchange Act by virtue of SoftBank’s ownership of Starburst and Galaxy. Galaxy expressly disclaims beneficial ownership with respect to the shares of Sprint Common Stock deemed to be beneficially owned by SoftBank and Starburst, except to the extent of Galaxy’s direct pecuniary interest in the shares of Sprint Common Stock directly beneficially owned by Galaxy.

(2)

Percentage of class that may be deemed to be beneficially owned by SoftBank is based on the 4,111,432,945 outstanding shares of Sprint Common Stock as set forth in Sprint’s Quarterly Report on Form 10-Q, filed with the Commission on January 24, 2020.

EXPLANATORY NOTE

This Amendment No. 14 (this “Schedule 13D Amendment”) is being filed jointly on behalf of SoftBank Group Corp., a Japanese kabushiki kaisha (“SoftBank”), Starburst I, Inc., a Delaware corporation and an indirect wholly owned subsidiary of SoftBank (“Starburst”) and Galaxy Investment Holdings, Inc., a Delaware corporation and an indirect wholly owned subsidiary of SoftBank (“Galaxy”) with respect to Sprint Corporation, a Delaware corporation (referred to herein as “Sprint” or the “Issuer”). This Schedule 13D Amendment amends the Schedule 13D filed on October 25, 2012, as amended on April 22, 2013 and June 11, 2013, as amended and restated on July 12, 2013, as amended on August 6, 2013 and August 27, 2013, as amended and restated on September 18, 2013, as amended on August 19, 2015, August 28, 2015, September 30, 2015 and December 29, 2017, as amended and restated on April 30, 2018, and as amended on July 12, 2018, and July 26, 2019 (as amended and/or restated from time to time, the “Schedule 13D”), which relates to the common stock of Sprint, par value $0.01 per share (“Sprint Common Stock”).

Other than as set forth below, all Items in the Schedule 13D are materially unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D.

Item 2.	Identify and Background.

Item 2 of the Schedule 13D is hereby amended such that all references to Appendices A-1, A-2 and A-3 contained within Item 2 shall refer to the Appendices included in this Schedule 13D Amendment.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to include the following:

“On February 20, 2020, T-Mobile US, Inc. (“T-Mobile”), Sprint Corporation (“Sprint”) and the other parties to the Business Combination Agreement (as defined below) entered into Amendment No. 2 (the “Amendment”) to the Business Combination Agreement, dated as of April 29, 2018 (the “Business Combination Agreement”), by and among T-Mobile, Sprint, Huron Merger Sub LLC, Superior Merger Sub Corporation, Starburst I, Inc., Galaxy Investment Holdings, Inc., and for the limited purposes set forth therein, Deutsche Telekom AG (“Deutsche Telekom”), Deutsche Telekom Holding B.V. and SoftBank Group Corp. (“SoftBank”), as amended by Amendment No. 1 to the Business Combination Agreement, dated July 26, 2019. As previously disclosed, the Business Combination Agreement provides for T-Mobile and Sprint to combine their respective businesses, on the terms and subject to the conditions set forth in the Business Combination Agreement (the “Merger Transactions”).

The Amendment extends the Outside Date (as defined in the Business Combination Agreement) to July 1, 2020, and further provides that the closing of the Merger Transactions will occur on the first business day of the first month (other than the third month of any calendar quarter) where such first business day is at least three business days following the satisfaction or waiver of all of the conditions to the closing of the Merger Transactions (such date, the “Closing Date”). In addition, the Amendment modifies the commitments of the parties with respect to actions that may be required to be taken in order to obtain any remaining governmental consents or avoid an action or proceeding by any governmental entity in connection with the Merger Transactions, subject to certain limitations.

Pursuant to the Amendment, SoftBank has also agreed to indemnify T-Mobile and its subsidiaries following the closing of the Merger Transactions against (i) any monetary losses arising out of or resulting from certain specified matters and (ii) the loss of value to T-Mobile and its subsidiaries arising out of or resulting from cessation of access to spectrum of Sprint or its subsidiaries (“Lost Spectrum”) under certain circumstances, subject to limitations and qualifications contained in the Amendment.

Concurrently with entry into the Amendment, T-Mobile, SoftBank and Deutsche Telekom entered into a letter agreement (the “Letter Agreement”). Pursuant to the Letter Agreement, SoftBank has agreed to cause its applicable affiliates to surrender to T-Mobile, for no additional consideration, an aggregate of 48,751,557 shares of T-Mobile Common Stock (such number of shares, the “SoftBank Specified Shares Amount”), effective immediately following the Effective Time (as defined in the Business Combination Agreement). Immediately following such surrender, Deutsche Telekom and SoftBank are expected to hold approximately 43% and 24%, respectively, of the fully diluted shares of T-Mobile Common Stock, with the remaining approximately 33% of the fully diluted shares of T-Mobile Common Stock held by public stockholders. The Letter Agreement further provides that if the trailing 45-day volume-weighted average price per share of T-Mobile Common Stock on the NASDAQ Global Select Market is equal to or greater than $150.00 at any time during the period commencing on the second anniversary of the Closing Date and ending on December 31, 2025 (or, if the Closing Date is on or after May 1, 2020 and SoftBank so elects no later than June 1, 2020, $150.00 at any time during the period commencing on the second anniversary of the Closing Date and ending on the fifth anniversary of the Closing Date or $160.00 at any time during the period following the fifth anniversary of the Closing Date and ending on the sixth anniversary of the Closing Date), T-Mobile will issue to SoftBank, for no additional consideration, a number of shares of T-Mobile Common Stock equal to the SoftBank Specified Shares Amount, subject to the terms and conditions set forth in the Letter Agreement.

In connection with the foregoing arrangements, the Amendment provides for certain modifications to the percentage thresholds applicable to SoftBank’s ownership with respect to its director representation rights in the Stockholders’ Agreement (as defined in the Business Combination Agreement) to be entered into in connection with the closing of the Merger Transactions (which modifications will no longer apply in the event that T-Mobile is obligated to issue the SoftBank Specified Shares Amount).

The foregoing description of the Amendment (including the modifications to the form of the Stockholders’ Agreement) and the Letter Agreement is not complete and is qualified in its entirety by reference to the full text of the Amendment and the Letter Agreement, copies of which are filed as Exhibit 91.16 and Exhibit 91.17, respectively, hereto and are incorporated herein by reference.

The completion of the Merger Transactions remains subject to certain closing conditions pursuant to the Business Combination Agreement, as amended. T-Mobile and Sprint currently anticipate that the Merger Transactions will close as early as April 1, 2020.

The foregoing description of the Amendment is not complete and is qualified in its entirety by reference to a copy of the Amendment, which is filed as Exhibit 99.16 hereto and is incorporated herein by reference.”

Item 5.	Interest in Securities of the Issuer.

Item 5(a), (b) and (c) of the Schedule 13D are hereby amended and restated in their entirety to read as follows:

“(a)-(b) As of February 20, 2020, each Reporting Person may be deemed to have beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) and shared power to vote or direct the vote of up to the number of shares of Sprint Common Stock set forth in the table below and the Reporting Persons may be deemed to constitute a “group” under Section 13(d) of the Exchange Act as described in Item 2 of this Schedule 13D, which is incorporated herein by reference.

Reporting Person	Shares of Sprint Common Stock Such Reporting Person May Be Deemed to Beneficially Own		Percent of Voting Power of Sprint Common Stock(1)
SoftBank Group Corp.	3,445,374,483	(2)	83.80%
Starburst I, Inc.	3,131,105,447	(3)	76.16%
Galaxy Investment Holdings, Inc.	314,269,036	(4)	7.64%

(1)

The respective percentages of beneficial ownership are based on 4,111,432,945 outstanding shares of Sprint Common Stock as set forth in Sprint’s Quarterly Report on Form 10-Q, filed with the Commission on January 24, 2020.

(2)	Consists of 3,131,105,447 shares of Sprint Common Stock held directly by Starburst, and 314,269,036 shares of Sprint Common Stock held directly by Galaxy.
(3)

Consists of 3,131,105,447 shares of Sprint Common Stock held directly by Starburst. Starburst expressly disclaims beneficial ownership with respect to the shares of Sprint Common Stock deemed to be beneficially owned by SoftBank and Galaxy, except to the extent of Starburst’s direct pecuniary interest in the shares of Sprint Common Stock directly beneficially owned by Starburst.

(4)

Consists of 314,269,036 shares of Sprint Common Stock held directly by Galaxy. Galaxy expressly disclaims beneficial ownership with respect to the shares of Sprint Common Stock deemed to be beneficially owned by SoftBank and Starburst, except to the extent of Galaxy’s direct pecuniary interest in the shares of Sprint Common Stock directly beneficially owned by Galaxy.

(c) None of (i) the Reporting Persons and, (ii) to the Reporting Persons’ knowledge, the persons set forth on Appendix A-1, A-2 or A-3 of this Schedule 13D has effected any transaction in Sprint Common Stock during the past 60 days.”

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended to include the following:

“The information set forth in Item 4 of this Schedule 13D Amendment is incorporated herein by reference.”

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended by adding Exhibits 99.16 and 99.17 as follows:

“99.16	Amendment No. 2, dated as of February 20, 2020, to the Business Combination Agreement, dated as of April 29, 2018, by and among T-Mobile US, Inc., Huron Merger Sub LLC, Superior Merger Sub Corporation, Sprint Corporation, Starburst I, Inc., Galaxy Investment Holdings, Inc., and for the limited purposes set forth therein, Deutsche Telekom AG, Deutsche Telekom Holding B.V., and SoftBank Group Corp., as amended. (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K, filed by Sprint Corporation on February 20, 2020).

99.17	Letter Agreement, dated as of February 20, 2020, by and among T-Mobile US, Inc., Deutsche Telekom AG and SoftBank Group Corp. (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K, filed by Sprint Corporation on February 20, 2020).”

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 21, 2020

SOFTBANK GROUP CORP.

By:	/s/ Robert Townsend
Name:	Robert Townsend
Title:	Senior Vice President and Chief Legal Officer

STARBURST I, INC.

By:	/s/ Ronald D. Fisher
Name:	Ronald D. Fisher
Title:	President

GALAXY INVESTMENT HOLDINGS, INC.

By:	/s/ Ronald D. Fisher
Name:	Ronald D. Fisher
Title:	President

Appendix A-1

EXECUTIVE OFFICERS AND DIRECTORS

OF

SOFTBANK GROUP CORP.

Set forth below is a list of each executive officer and director of SoftBank Group Corp. setting forth the business address and present principal occupation or employment (and the name and address of any corporation or organization in which such employment is conducted) of each person.

Name and Business Address	Present Principal Occupation (principal business of employer)	Name and Address of Corporation or Other Organization (if different from address provided in Column 1)
Masayoshi Son*, a citizen of Japan SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan	Chairman & CEO of SoftBank Group Corp.

Ken Miyauchi*, a citizen of Japan SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan	Director of SoftBank Group Corp.; President & CEO of SoftBank Corp.; and Director of Yahoo Japan Corporation	SoftBank Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303

Ronald D. Fisher*, a citizen of the United States of America SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan	Director and Vice Chairman of SoftBank Group Corp. and Director and President of SoftBank Holdings Inc.	SoftBank Holdings Inc. 38 Glen Avenue Newton, Massachusetts 02459

Yun Ma*, a citizen of the People’s Republic of China SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan	Director of SoftBank Group Corp. and Executive Chairman of Alibaba Group Holding Limited	Alibaba Group Holding Limited Hangzhou Office 18-19/F Xihu International Building A 391 Wen Er Road Hangzhou 310013 People’s Republic of China

Marcelo Claure*, a citizen of the United States of America SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan	Director, Executive Vice President & COO of SoftBank Group Corp. and Executive Chairman of Sprint Corporation	Sprint Corporation 6200 Sprint Pkwy. Overland Park, KS, 66251

Katsunori Sago*, a citizen of Japan SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan	Director, Executive Vice President & CSO of SoftBank Group Corp.

Rajeev Misra*, a citizen of the United Kingdom SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan	Director and Executive Vice President of SoftBank Group Corp. and CEO of SB Investment Advisers

Name and Business Address	Present Principal Occupation (principal business of employer)	Name and Address of Corporation or Other Organization (if different from address provided in Column 1)
Simon Segars*, a citizen of the United Kingdom SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan	Director of SoftBank Group Corp.; CEO of Arm Limited; and Vice Chairman and Director of Global Semiconductor Alliance	Arm Limited 150 Rose Orchard Way San Jose, CA 95134

Masami Iijima*, a citizen of Japan SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan	External Director of SoftBank Group Corp.; Representative Director, Chairman of the Board of Directors of MITSUI & CO., LTD.; Counsellor to Bank of Japan; and Director of Isetan Mitsukoshi Holdings Ltd.	MITSUI & CO., LTD. 1-3, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8631 Japan

Yutaka Matsuo*, a citizen of Japan SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan	External Director of SoftBank Group Corp. and Associate Professor, Graduate School of Engineering at the University of Tokyo

Yasir O. Al-Rumayyan*, a citizen of Saudi Arabia SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan	Director of SoftBank Group Corp. and Governor and Board Member of Public Investment Fund of Saudi Arabia	Public Investment Fund of Saudi Arabia AlRaidah Digital City Al-Nakheel, P.O. Box 6847, Riyadh 11452, Kingdom of Saudi Arabia

Soichiro Uno**, a citizen of Japan SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan	Audit & Supervisory Board Member of SoftBank Group Corp.; Partner at Nagashima Ohno & Tsunematsu; Director at Dream Incubator Inc.; and Director at TERUMO COPORATION

Hidekazu Kubokawa**, a citizen of Japan SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan	Audit & Supervisory Board Member of SoftBank Group Corp.; Representative Partner at Yotsuya Partners Accounting Firm; Audit & Supervisory Board Member of Digital Arts Inc.; Corporate Auditor of KYORITSU PRINTING CO., LTD.; and Auditor of Pado Corporation

Maurice Atsushi Toyama**, a citizen of the United States of America SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan	Full-time Audit & Supervisory Board Member of SoftBank Group Corp.

Name and Business Address	Present Principal Occupation (principal business of employer)	Name and Address of Corporation or Other Organization (if different from address provided in Column 1)
Masato Suzaki**, a citizen of Japan SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303, Japan	Full-time Audit & Supervisory Board Member of SoftBank Group Corp.

Yoshimitsu Goto, a citizen of Japan SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303, Japan	Senior Vice President & CFO & CISO of SoftBank Group Corp.

Kazuko Kimiwada, a citizen of Japan SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303, Japan	Senior Vice President of SoftBank Group Corp.

Robert Townsend, a citizen of the United States of America SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303, Japan	Senior Vice President & CLO of SoftBank Group Corp.

Gary Ginsberg, a citizen of the United States of America SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303, Japan	Senior Vice President of SoftBank Group Corp.

*	Director
**	Corporate Auditor

Appendix A-2

EXECUTIVE OFFICERS AND DIRECTORS

OF

STARBURST I, INC.

Set forth below is a list of each executive officer and director of Starburst I, Inc. setting forth the business address and present principal occupation or employment (and the name and address of any corporation or organization in which such employment is conducted) of each person. Unless otherwise indicated, each individual is a United States citizen.

Name and Business Address	Present Principal Occupation (principal business of employer)	Name and Address of Corporation or Other Organization (if different from address provided in Column 1)
Ronald D. Fisher* **, a citizen of the United States of America Starburst I, Inc. One Circle Star Way San Carlos, California 94070	Director and President of SoftBank Holdings Inc., a wholly owned subsidiary of SoftBank Group Corp.	SoftBank Holdings Inc. 38 Glen Avenue Newton, Massachusetts 02459

Kabir Misra* ***, a citizen of the United States of America Starburst I, Inc. One Circle Star Way San Carlos, California 94070	Managing Partner, SB Investment Advisers (US) Inc., a wholly owned subsidiary of SoftBank Group Corp.	SB Investment Advisers (US) Inc. One Circle Star Way San Carlos, California 94070

Yoshimitsu Goto*, a citizen of Japan Starburst I, Inc. One Circle Star Way San Carlos, California 94070	Senior Executive Corporate Officer and CFO of SoftBank Group Corp.	SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan

*	Director
**	President
***	Secretary and Treasurer

Appendix A-3

EXECUTIVE OFFICERS AND DIRECTORS

OF

GALAXY INVESTMENT HOLDINGS, INC.

Set forth below is a list of each executive officer and director of Galaxy Investment Holdings, Inc. setting forth the business address and present principal occupation or employment (and the name and address of any corporation or organization in which such employment is conducted) of each person.

Name and Business Address	Present Principal Occupation (principal business of employer)	Name and Address of Corporation or Other Organization (if different from address provided in Column 1)
Ronald D. Fisher* **, a citizen of the United States of America Galaxy Investment Holdings, Inc. One Circle Star Way San Carlos, California 94070	Director and President of SoftBank Holdings Inc., a wholly owned subsidiary of SoftBank Group Corp.	SoftBank Holdings Inc. 38 Glen Avenue Newton, Massachusetts 02459

Yoshimitsu Goto*, a citizen of Japan Galaxy Investment Holdings, Inc. One Circle Star Way San Carlos, California 94070	Senior Executive Corporate Officer and CFO of SoftBank Group Corp.	SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan

*	Director
**	President